SEAPOWER CARPENTER CAPITAL, INC.
5 PARK PLAZA
SUITE 950
IRVINE, CALIFORNIA 92614
(949) 261-8888

April 17, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Attn:  Mr. Timothy Geishecker

Re:                               Manhattan Bancorp — Registration Statement on Form SB-2
File No. 333-140448—Up to 3,000,000 Shares of Common Stock

Dear Mr. Geishecker:

In connection with the proposed offering of the above-referenced securities, we, as the prospective selling agent, wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 A.M., Pacific Time (12:00 P.M. Eastern Time), on Thursday, April 19, 2007, or as soon thereafter as possible.

We also wish to advise you that no preliminary prospectuses have been used in connection with the above-referenced offering.

Sincerely,

/s/ Robert Sjogren

ROBERT SJOGREN
Senior Vice President